

May 11, 2023

Michael Tiedemann
Chief Executive Officer
AlTi Global, Inc.
520 Madison Avenue, 21 st Floor
New York, NY 10022

> **Re: AlTi Global, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 26, 2023**
> **File No. 333-269448**

Dear Michael Tiedemann:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to our prior comment 2 and reissue in part. We note your disclosure that the selling shareholders purchased the Class A Common Stock covered by this prospectus for prices "ranging from no consideration to $9.80." Please disclose specific prices paid by each group of the selling shareholders listed in the registration statement, such as the Sponsor, private placement investors, PIPE investors, and other selling securityholders. In this regard, for each of the securities being registered for resale, disclose on the cover page the price the selling security paid for the securities or units overlying such securities, such as related to the Option Agreements.

2. We note your response to our prior comment 3 and reissue in part. Please update your

disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

- you disclose on page 67 "pro forma condensed combined financial statements do not give affect to any anticipated operating efficiencies or cost savings that may be associated with the business combination";
- you disclose that you "believe that following the Closing of the Business Combination, the sources of liquidity discussed above will continue to be sufficient to fund [your] working capital requirements" on pages 104 and 124-125;
- your disclosure that "following the Business Combination, you will be subject to U.S. federal and state income taxes" on pages 106 and 126;
- your list of named executives "who will be named executive officers" on page 210; and
- you disclose on page 50 that "future resales" of shares after the consummation of the business combination may cause your market price to drop significantly. This statement should be updated given that this prospectus is facilitating those sales.

Prospectus Summary, page 1

3.   We note your response to our prior comment 5 and reissue in part. Please disclose here the exercise price of the warrants compared to the market price of the underlying securities and disclose the likelihood that warrant holders will not exercise their warrants because the warrants are out of the money.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 87

4.   We note your response to our prior comment 10 and reissue in part. Please revise your discussion to highlight the fact that the selling shareholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

    Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Samantha Kirby, Esq.